



Jacksonville Bancorp, Inc.
2002 Annual Report



CORPORATE PROFILE

Jacksonville Bancorp, Inc. (the "Company"), is the holding company for The Jacksonville Bank (the "Bank") and trades on the NASDAQ SmallCap market under the symbol "JAXB." The Bank, which opened on May 28, 1999, and is a Florida chartered, commercial bank based in Jacksonville, Florida. Our headquarters is in downtown Jacksonville, and we also have branches in the Mandarin and Queens Harbour areas of Jacksonville. The Bank caters to the small- and medium-sized businesses, the owners and managers of these entities, professionals, and individuals and families who live and work in the greater Jacksonville area. The Bank engages in a wide range of lending activities and offers commercial, consumer, residential and commercial mortgage and construction loans. The Bank is also engaged in deposit gathering and earns referral fees on investments. Additionally, the Bank handles insurance products through its subsidiary, Fountain Financial, Inc.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)

At or for the Year Ended December 31,

	2002	2001	2000
Total assets	$ 130,831	$ 86,478	$ 45,036
Loans, net	108,933	68,134	34,183
Deposits	110,128	75,619	37,341
Stockholders' equity	12,567	7,297	7,539
Net interest income	3,936	2,213	1,163
Net income (loss)	584	(198)	(730)
Basic and diluted earnings (loss) per share	0.44	(0.19)	(0.72)
Book value per share at end of year	8.57	7.17	7.41
Return on average assets (ROAA)	0.53%	(0.32)%	(2.53)%
Return on average equity	5.40%	(2.68)%	(9.36)%
Noninterest expense to average assets	2.86%	4.28%	8.07%
Nonperforming loans and foreclosed real estate as a percentage of total assets at end of year	—	—	—
Allowance for loan losses as a percentage of total loans at end of year	1.00%	0.96%	1.00%

Total assets Loans, net Deposits


$86,478
$130,831
$68,134
$108,933
$75,619
$110,128
2000
2001
2002
2000
2001
2002
2000
2001
2002

To Our Shareholders



2002 was a very successful year for Jacksonville Bancorp and our wholly owned subsidiary, The Jacksonville Bank. It was successful not only in terms of the financial results highlighted in this report, but also in terms of the progress we made in achieving our vision. The year saw tremendous growth in the Company's financial condition and operating results, and increasingly we saw our Company become the trusted financial expert and friend to many businesses, professionals, and families in our fine city.

We started The Jacksonville Bank because we believed the people of Jacksonville would be attracted to a bank if it were molded and built in the image of our great city…warm, friendly, progressive…growing fast, but growing the right way. We believed that our bank should be aggressive and seize opportunities, but also never forget that people still prefer to do business with a handshake…and they want the phone answered by a real person. We also knew that our commitment to innovation and technology would be absolutely critical because speed, efficiency and convenience are very important to the people of Jacksonville. We believed The Jacksonville Bank would thrive if it could be "high-tech" and "high-touch" at exactly the same time.

We believed it then, and we are proud to say, we are seeing it now.

From a financial standpoint, in just our third full year of operations, the numbers speak for themselves.

- Total assets grew 51%, from $86.5 million to $130.8 million.
- Total deposits grew 46% from $75.6 million to $110.1 million.
- Net loans grew 60% from $68.1 million to $108.9 million.
- There were no loans charged off in 2002.
- Net income was $584,000 or .53% ROAA.
- Noninterest income was up from $458,000 to $580,000.



We also strengthened the Company's capital position through the sale of a common stock rights offering which injected $4.725 million to support our growth. Furthermore, our stock was approved for listing on the NASDAQ SmallCap market, which was a milestone for our Company and our shareholders.

From a customer standpoint, in 2002 we added residential mortgage lending to our areas of expertise. Our personal and commercial online banking products, JaxBank Online and JaxBusiness Online, continue to win over people and are second to none in our market. Our local bankers make loan decisions faster than our competitors. Our commitment to make the customer experience a special one has been the primary reason for our tremendous growth. It will always drive our behavior because the people of Jacksonville deserve our kind of bank.

And just as we take our customer's decision to bank with us as the ultimate compliment to The Jacksonville Bank, we believe the ultimate compliment we can receive as a Company is for someone to own our stock. The management and directors of Jacksonville Bancorp are always mindful that our long term goal is to provide superior returns to our shareholders and do it with integrity and fairness.

With these commitments to you in mind, we look forward to 2003 with confidence and excitement.

Thank you for your support,

Gilbert J. Pomar, III
President and CEO

THE WAY BANKING SHOULD BE


Jacksonville
Bank


Mandarin


Downtown


Queens Harbour

We believe a bank should be:

- Expert in the financial matters that face families, professionals, and businesses.
- Friendly, making a person feel welcome every single time they come in or call.
- Accessible to customers and prospective customers for whatever they need, whenever they want it.
- Fair in what it charges its customers for their products and services.
- Convenient to do business with.

The Jacksonville Bank is committed to banking the way it should be.

- We answer the phone with a live person.
- We have formed strategic alliances that allow us to meet the insurance, investment, brokerage, and trust needs of our customers.
- We have structured our ATM cards so that they can be used absolutely free at many locations across the country.
- We have a courier service that allows for our customers to have their deposits picked up... so they don't have to come into the bank.
- Our three locations are filled with people who believe that there truly is a right way that banking should be.

JACKSONVILLE BANCORP, INC., AND SUBSIDIARY
Selected Financial Data
(Dollars in thousands, except per share figures)

AT OR FOR THE YEAR ENDED DECEMBER 31,	**2002**	2001	2000	1999
FINANCIAL CONDITION DATA:				
Cash and cash equivalents	**$ 4,281**	$ 5,288	$ 2,385	$ 1,479
Securities	**12,531**	7,532	3,145	2,005
Loans, net	**108,933**	68,134	34,183	7,968
All other assets	**5,086**	5,524	5,323	3,116
Total assets	**$ 130,831**	$ 86,478	$ 45,036	$ 14,568
Deposits	**$ 110,128**	$ 75,619	$ 37,341	$ 6,174
Other borrowings	**7,747**	3,360	—	—
All other liabilities	**389**	202	156	155
Stockholders' equity	**12,567**	7,297	7,539	8,239
Total liabilities and stockholders' equity	**$ 130,831**	$ 86,478	$ 45,036	$ 14,568
OPERATIONS DATA:				
Interest income	**$ 6,699**	$ 4,273	$ 2,052	$ 398
Interest expense	**2,763**	2,060	889	102
Net interest income	**3,936**	2,213	1,163	296
Provision for loan losses	**443**	343	264	80
Net interest income after provision for loan losses	**3,493**	1,870	899	216
Noninterest income	**580**	458	261	55
Noninterest expense	**3,134**	2,645	2,326	2,079
Earnings (loss) before income taxes (benefit)	**939**	(317)	(1,166)	(1,808)
Income taxes (benefit)	**355**	(119)	(436)	(685)
Net earnings (loss)	**$ 584**	$ (198)	$ (730)	$ (1,123)
PER SHARE DATA:				
Basic and diluted earnings (loss) per share	**$ 0.44**	$ (0.19)	$ (0.72)	$ (1.84)
Total shares outstanding at end of year	**1,467,066**	1,017,066	1,017,066	1,017,066
Book value per share at end of year	**$ 8.57**	$ 7.17	$ 7.41	$ 8.10
RATIOS AND OTHER DATA:				
Return on average assets	**0.53%**	(0.32)%	(2.53)%	(12.35)%
Return on average equity	**5.40%**	(2.68)%	(9.36)%	(20.26)%
Average equity to average assets	**9.85%**	11.95%	27.06%	60.96%
Interest rate spread during the period	**3.37%**	3.24%	3.70%	1.46%
Net yield on average interest-earning assets	**3.89%**	4.11%	5.15%	4.90%
Noninterest expense to average assets	**2.86%**	4.28%	8.07%	22.87%
Average interest-earning assets to average interest-bearing liabilities	**1.19**	1.22	1.37	3.04
Nonperforming loans and foreclosed real estate as a percentage of total assets at end of year	**—**	—	—	—
Allowance for loan losses as a percentage of total loans at end of year	**1.00%**	0.96%	1.00%	1.00%
Total number of banking offices	**3**	3	3	2

Management's Discussion and Analysis of Financial Condition and Results of Operations

YEARS ENDED DECEMBER 31, 2002 AND 2001

Throughout Management's Discussion and Analysis, references to "we", "us", or "our" refer to Jacksonville Bancorp, Inc., its wholly owned subsidiary, The Jacksonville Bank, and the Bank's wholly owned subsidiary, Fountain Financial, Inc., on a consolidated basis. References to the "Company" denote Jacksonville Bancorp, Inc., and The Jacksonville Bank is referred to as the "Bank".

GENERAL

We were incorporated on October 24, 1997, and were organized to conduct the operations of the Bank. The Bank is a Florida state-chartered commercial bank, and the Federal Deposit Insurance Corporation ("FDIC") insures its deposits. Through the Bank, which opened for business on May 28, 1999, we provide a variety of community banking services to businesses and individuals in Duval County, Florida. During 2000, the Bank formed Fountain Financial, Inc., a wholly owned subsidiary insurance agency. The primary business activities of Fountain Financial, Inc., consist of referral of our customers to third parties for sale of insurance products.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements related to our future results, including certain projections and business trends. When used in this report, the words "estimate", "project", "anticipate", "intend", "believe", "expect", and similar expressions, are intended to identify forward-looking statements. These statements by their nature involve substantial risks, uncertainties, and other factors, certain of which are beyond our control. Actual results may differ materially depending on such factors, including among other things: our relatively limited operating history; economic and political conditions, especially in North Florida; competitive circumstances; changes in legislation, bank regulation, accounting principles, and governmental monetary policies; retention of talented and experienced senior management and employees; the interest rate environment; successful growth in deposits and loans; credit risk and nonperforming assets; technological changes; and other factors discussed in filings with the Securities and Exchange Commission.

Assumptions relating to forward-looking statements involve judgments with respect to factors as described above and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by these statements. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans and may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives, or other plans. The Company does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock began trading on the OTC Bulletin Board on September 13, 1999, at $10.50 per share under the symbol JAXB. On October 17, 2002, our stock was approved for listing on the NASDAQ SmallCap Market and began trading under the same symbol on October 23, 2002. The following table shows the high and low sale prices for each quarter of 2001 and 2002. The prices quoted reflect inter-dealer prices, without retail mark-up, mark-down, or commision, and may not necessarily represent actual transactions.

	2002		2001	
	High	Low	High	Low
First Quarter	**$ 10.30**	**$ 8.75**	$ 10.25	$ 8.63
Second Quarter	**11.05**	**9.75**	10.20	9.25
Third Quarter	**11.50**	**10.50**	10.00	9.00
Fourth Quarter	**12.11**	**10.50**	9.60	8.10

The total number of holders of record of our common stock as of March 21, 2003, was approximately 215. The common stock closed at $12.51 on that date. To date, we have not declared a dividend, and there are no current plans to initiate payment of cash dividends. Future dividends will depend on our earnings, capital and regulatory requirements, financial condition, and other factors considered relevant by our board of directors.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. A state-chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts subject to certain restrictions. The reserve may consist of cash on hand, demand deposits due from correspondent banks, other investments, and marketable securities. At December 31, 2002, the Bank exceeded its regulatory liquidity requirements. Please see the additional disclosure on sources of funds under the section hereof entitled *Deposits and Other Sources of Funds.*

Our primary source of cash during 2002 was net deposit inflows of $34.5 million. Cash was used primarily to originate loans and purchase securities. At December 31, 2002, the Company had outstanding commitments to originate loans totaling $3.9 million and commitments to borrowers for available lines of credit totaling $16.1 million.

LOAN PORTFOLIO COMPOSITION

Commercial real estate loans comprise the largest group of loans in our portfolio, amounting to $63.5 million or 57.7% of the total loan portfolio at December 31, 2002, increasing from $26.2 million, or 38.0%, at December 31, 2001. Residential real estate loans comprise the second largest group of loans in the portfolio, amounting to $25.8 million or 23.5% of the total loan portfolio at December 31, 2002, as compared to $13.6 million or 19.8% at December 31, 2001. As of December 31, 2002, commercial loans amounted to $16.6 million or 15.1% of total loans, which were $25.1 million or 36.5% at December 31, 2001. The following table sets forth the composition of our loan portfolio (dollars in thousands).

AT DECEMBER 31,	**2002**		2001		2000		1999	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	**$ 16,648**	**15.1%**	$ 25,105	36.5%	$ 18,078	52.4%	$ 2,092	26.0%
Commercial real estate	**63,520**	**57.7**	26,159	38.0	7,254	21.0	2,613	32.4
Residential real estate	**25,825**	**23.5**	13,595	19.8	5,748	16.7	2,567	31.8
Consumer and other	**4,057**	**3.7**	3,917	5.7	3,417	9.9	787	9.8
	110,050	**100.0%**	68,776	100.0%	34,497	100.0%	8,059	100.0%
Allowance for loan losses	**(1,100)**		(657)		(344)		(80)	
Net deferred (fees) costs	**(17)**		15		30		(11)	
Loans, net	**$ 108,933**		$ 68,134		$ 34,183		$ 7,968	

CREDIT RISK

Our primary business is making commercial, real estate, business, and consumer loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. While we have instituted underwriting guidelines and credit review procedures to protect us from avoidable credit losses, some losses will inevitably occur. At December 31, 2002, we had nonperforming assets (loans on nonaccrual) of $851,000, of which $728,000 was delinquent ninety days or more. In addition, we charged off no loans in 2002.

The following table presents information regarding the total allowance for loan losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands).

AT DECEMBER 31,	**2002**		2001		2000		1999	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	**$ 330**	**15.1%**	$ 239	36.5%	$ 98	52.4%	$ 21	26.0%
Commercial real estate	**254**	**57.7**	222	38.0	55	21.0	26	32.4
Residential real estate	**134**	**23.5**	62	19.8	22	16.7	26	31.8
Consumer and other	**30**	**3.7**	33	5.7	27	9.9	7	9.8
Unallocated general allowance	**352**	**—**	101	—	142	—	—	—
Total allowance for loan losses	**$ 1,100**	**100.0%**	$ 657	100.0%	$ 344	100.0%	$ 80	100.0%
Allowance for loan losses as a percentage of the total loans outstanding	**1.00%**		.96%		1.00%		1.00%	

The following table sets forth certain information regarding nonaccrual loans, including the ratio of such loans to total assets as of the dates indicated (dollars in thousands).

AT DECEMBER 31,	2002	2001	2000	1999
Nonperforming (nonaccrual) loans:				
Commercial loans	$ 442	$ —	$ —	$ —
Residential real estate loans	409	99	—	—
Consumer loans and other	—	2	—	—
Total nonperforming (nonaccrual) loans	$ 851	$ 101	$ —	$ —
Total nonperforming loans to total assets	0.65%	0.12%	—	—

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated (dollars in thousands).

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999
Average loans outstanding, net	$ 89,043	$ 46,768	$ 18,176	$ 1,696
Allowance at beginning of year	$ 657	$ 344	$ 80	$ —
Charge-offs—consumer loans	—	30	—	—
Recoveries	—	—	—	—
Net charge-offs	—	30	—	—
Provision for loan losses charged to operating expenses	443	343	264	80
Allowance at end of year	$ 1,100	$ 657	$ 344	$ 80
Ratio of net charge-offs to average loans outstanding	— %	0.06 %	— %	— %
Total loans at end of year	$ 110,050	68,766	34,497	8,059
Allowance as a percent of total loans	1.00 %	0.96 %	1.00 %	1.00 %

REGULATION AND LEGISLATION

With a state-chartered commercial bank, we are subject to extensive regulation by the Federal Reserve Board, the Florida Department of Banking and Finance ("Florida DBF") and the FDIC. We file reports with these regulatory agencies concerning our activities and financial condition. We also must obtain regulatory approvals prior to entering into certain transactions, such as mergers with or acquisitions of other financial institutions, or other expansion of locations and facilities. Periodic examinations are performed by the regulatory agencies to monitor our compliance with various regulatory requirements.

REGULATORY CAPITAL REQUIREMENTS

We are required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders' equity. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and percentages of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). We believe, as of December 31, 2002, that the Bank was well capitalized and meets all capital adequacy requirements to which it is subject. The regulatory minimums to be considered adequately or well capitalized, and the Bank's actual data for the indicated periods are set forth in the table below (dollars in thousands).

	Bank Actual		Adequately Capitalized Minimum Criteria		Well Capitalized Minimum Criteria	
	Amount	%	Amount	%	Amount	%
AT DECEMBER 31, 2002:						
Total capital to risk weighted assets	$ 12,563	11.11%	$ 9,045	8.00%	$ 11,306	10.00%
Tier 1 capital to risk weighted assets	11,463	10.14	4,522	4.00	6,784	6.00
Tier 1 capital to average assets	11,463	9.22	4,971	4.00	6,214	5.00
AT DECEMBER 31, 2001:						
Total capital to risk weighted assets	$ 7,102	9.80%	$ 5,798	8.00%	$ 7,247	10.00%
Tier 1 capital to risk weighted assets	6,445	8.89	2,900	4.00	4,350	6.00
Tier 1 capital to average assets	6,445	8.39	3,073	4.00	3,841	5.00

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending and deposit taking activities. To that end, we actively monitor and manage interest rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 7 of the *Notes to Consolidated Financial Statements.*

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk. However, a sudden and substantial change in interest rates may adversely impact earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We do not engage in trading activities.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

SECURITIES

The securities portfolio is comprised of U.S. Government agency securities, mortgage-backed securities, and a State of Israel bond. The securities portfolio is categorized as either "held to maturity", "available for sale", or "trading." Securities held to maturity represent those securities which we have the positive intent and ability to hold to maturity. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value and unrealized gains and losses are excluded from operations and reported in other comprehensive income (loss). Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. During 2002 and 2001 we had no trading securities.

The following table sets forth the amortized costs and fair value of our securities portfolio (dollars in thousands):

AT DECEMBER 31,	2002		2001	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
SECURITIES AVAILABLE FOR SALE:				
U.S. Government agency securities	**$ 10,049**	**$ 10,192**	$ 6,177	$ 6,109
Mortgage-backed securities	**2,246**	**2,289**	1,370	1,373
	$ 12,295	**$ 12,481**	$ 7,547	$ 7,482
SECURITY HELD TO MATURITY:				
State of Israel bond	**$ 50**	**$ 50**	$ 50	$ 57

The following table sets forth, by maturity distribution, certain information pertaining to the securities (dollars in thousands).

	Available for Sale		Held to Maturity	
	Carrying Value	Average Yield	Carrying Value	Average Yield
AT DECEMBER 31, 2002:				
Due after one year through five years	**$ 253**	**5.45 %**	**$ —**	**— %**
Due after five through ten years	**2,339**	**6.11**	**50**	**7.50**
Due after ten years	**7,600**	**6.23**	**—**	**—**
Mortgage-backed securities	**2,289**	**4.77**	**—**	**—**
Total	**$ 12,481**	**5.92 %**	**$ 50**	**7.50 %**
AT DECEMBER 31, 2001:				
Due after one year through five years	$ 253	5.45 %	$ —	— %
Due after five through ten years	1,736	6.04	50	7.50
Due after ten years	4,120	6.17	—	—
Mortgage-backed securities	1,373	6.65	—	—
Total	$ 7,482	6.23 %	$ 50	7.50 %

ASSET - LIABILITY STRUCTURE

As part of our asset and liability management, we have emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in enhancing our earnings. We believe that these processes and procedures provide us with better capital planning, asset mix and volume controls, loan pricing guidelines, and deposit interest rate guidelines, which should result in tighter controls and less exposure to interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets less rate sensitive liabilities as a percentage of total assets. A gap is considered positive when the amount of rate sensitive assets exceeds rate sensitive liabilities. A gap is considered negative when the amount of rate sensitive liabilities exceeds rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income, while a positive gap should result in an increase in net interest income. During a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income, while a positive gap should adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on the results of operations, we continue to monitor asset and liability management policies to appropriately match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (1) emphasizing the origination of variable rate loans; (2) maintaining a stable core deposit base; and (3) maintaining a sound level of liquid assets (cash and securities).

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2002, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands).

	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years to 10 Years	Over 10 Years	Total
Loans:[1]							
Variable rate	$ 42,418	$ 4	$ 9	$ 1,677	$ —	$ —	$ 44,108
Fixed rate	1,276	1,011	1,836	35,621	18,966	7,232	65,942
Total loans	43,694	1,015	1,845	37,298	18,966	7,232	110,050
Securities[2]	170	108	193	1,245	2,785	7,844	12,345
Federal funds sold	357	—	—	—	—	—	357
Total rate sensitive assets	$ 44,221	$ 1,123	$ 2,038	$ 38,543	$ 21,751	$ 15,076	$ 122,752
Deposits:[3]							
NOW	$ —	$ —	$ 1,534	$ 767	$ 768	$ —	$ 3,069
Money market	—	—	—	3,286	—	—	3,286
Savings	2,915	2,915	1,458	4,373	2,915	—	14,576
Time deposits	11,113	13,373	19,804	27,707	419	—	72,416
Total deposits	14,028	16,288	22,796	36,133	4,102	—	93,347
Federal funds purchased	3,000	—	—	—	—	—	3,000
Other borrowings	4,747	—	—	—	—	—	4,747
Total rate sensitive liabilities	$ 21,775	$ 16,288	$ 22,796	$ 36,133	$ 4,102	$ —	$ 101,094
Gap repricing differences	$ 22,446	$ (15,165)	$ (20,758)	$ 2,410	$ 17,649	$ 15,076	$ 21,658
Cumulative gap	22,446	7,281	(13,477)	(11,067)	6,582	21,658	
Cumulative gap/total assets	17.2%	5.6%	(10.3)%	(8.5)%	5.0%	16.6%	

[1] *Variable rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed rate loans are scheduled, including repayments, according to their contractual maturities.*

[2] *Securities are scheduled at amortized cost through the next repricing date or the maturity date, as appropriate, with mortgage-backed instruments scheduled in accordance with expected cash flows.*

[3] *Transaction accounts (NOW, money market, and savings) are treated as interest rate sensitive based on historical experience and expectations regarding the sensitivity of those deposits. Time deposits are scheduled based on the maturity dates of the instruments.*

The following table reflects contractual principal repayments by period of our loan portfolio at December 31, 2002 (in thousands).

	Commercial Loans	Commercial Real Estate Loans	Residential Mortgage Loans	Consumer Loans	Total
2003	$ 12,711	$ 6,466	$ 2,428	$ 2,644	$ 24,249
2004	1,637	6,760	1,527	523	10,447
2005	1,339	3,648	481	483	5,951
2006	590	13,309	1,179	223	15,301
2007	292	15,783	1,747	141	17,963
2008-2012	79	12,156	15,717	43	27,995
2013 and beyond	—	5,398	2,746	—	8,144
Total	$ 16,648	$ 63,520	$ 25,825	$ 4,057	$ 110,050

Of the total loan portfolio at December 31, 2002, 59.9% have variable interest rates and 40.1% have fixed interest rates. Of the $85.8 million of loans due after 2003, 72.1% have fixed interest rates and 27.9% have adjustable interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

ORIGINATION, SALE AND REPAYMENT OF LOANS. We generally originate loans in our primary geographical lending area in Northeast Florida. The following table sets forth total loans originated and repaid (dollars in thousands).

YEAR ENDED DECEMBER 31,	**2002**	2001	2000	1999
Originations:				
Commercial loans	**$ 15,174**	$ 22,014	$ 24,400	$ 5,171
Commercial real estate loans	**44,460**	22,255	5,772	2,617
Residential real estate loans	**16,915**	11,755	5,061	3,320
Consumer loans	**2,260**	2,095	3,890	1,078
Total loans originated	**78,809**	58,119	39,123	12,186
Less - principal reductions	**37,535**	23,840	12,685	4,127
Increase in total loans	**$ 41,274**	$ 34,279	$ 26,438	$ 8,059

DEPOSITS AND OTHER SOURCES OF FUNDS

GENERAL. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, federal funds purchased lines of credit, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows can be influenced significantly by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits, or due to favorable differentials in rates and other costs.

DEPOSITS. Deposits are attracted principally from our primary geographic market areas in Duval County, Florida. We have also enhanced our geographical diversity by offering certificates of deposit nationally to other financial institutions. We offer a broad selection of deposit products including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificates of deposit, and retirement savings plans (such as IRA's). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit, and the associated interest rates. Management sets the deposit interest rates weekly based on a review of deposit flows for the previous week, and a survey of rates among competitors and other financial institutions. We have emphasized commercial banking relationships in an effort to increase demand deposits as a percentage of total deposits.

The following table shows the distribution of, and certain other information relating to, our deposit accounts by type (dollars in thousands).

AT DECEMBER 31,	2002		2001	
	Amount	% of Deposits	Amount	% of Deposits
Demand deposits	$ 16,781	15.2%	$ 14,190	18.8%
NOW deposits	3,069	2.8	3,111	4.1
Money market deposits	3,286	3.0	2,884	3.8
Savings deposits	14,576	13.2	17,915	23.7
Subtotal	$ 37,712	34.2%	$ 38,100	50.4%
Certificates of deposit:				
1.00% - 1.99%	$ 1,971	1.8%	$ —	—%
2.00% - 2.99%	22,935	20.9	2,376	3.1
3.00% - 3.99%	31,174	28.3	13,787	18.2
4.00% - 4.99%	13,325	12.1	15,194	20.1
5.00% - 5.99%	1,479	1.3	715	1.0
6.00% - 6.99%	1,532	1.4	4,677	6.2
7.00% - 7.10%	—	—	770	1.0
Total certificates of deposit[1]	$ 72,416	65.8%	$ 37,519	49.6%
Total deposits	$ 110,128	100.0%	$ 75,619	100.0%

[1] *Includes individual retirement accounts ("IRAs") totaling $503 and $174 at December 31, 2002 and 2001, respectively, all of which are in the form of certificates of deposit.*

Jumbo certificates ($100,000 and over) mature as follows (in thousands).

AT DECEMBER 31,	2002	2001
Three months or less	$ 4,885	$ 2,900
More than three months to six months	4,561	2,027
More than six months to one year	6,140	7,266
One to five years	7,253	2,166
Total	$ 22,839	$ 14,359

RESULTS OF OPERATIONS

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, our net earnings are affected by the level of nonperforming loans and foreclosed real estate, as well as the level of noninterest income and noninterest expense, such as salaries and employee benefits, occupancy and equipment costs, and income taxes.

The following table sets forth, for the periods indicated, information regarding: (1) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (2) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (3) net interest/dividend income; (4) interest rate spread; and (5) net interest margin. Average balances are based on average daily balances (dollars in thousands).

YEAR ENDED DECEMBER 31,	2002			2001			2000		
	Average Balance	**Interest and Dividends**	**Average Yield/ Rate**	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:									
Loans[1]	**$ 89,043**	**$ 6,016**	**6.76%**	$ 46,768	$ 3,852	8.24%	$ 18,176	$ 1,760	9.68%
Securities	**10,153**	**649**	**6.39**	5,290	340	6.43	2,395	165	6.89
Other interest-earning assets[2]	**1,918**	**34**	**1.77**	1,804	81	4.49	2,015	127	6.30
Total interest-earning assets	**101,114**	**$ 6,699**	**6.63%**	53,862	$ 4,273	7.93%	22,586	$ 2,052	9.09%
Noninterest-earning assets	**8,611**			8,006			6,251		
Total assets	**$ 109,725**			$ 61,868			$ 28,837		
Interest-bearing liabilities:									
NOW deposits	**$ 2,545**	**$ 12**	**0.47%**	$ 2,732	$ 27	0.99%	$ 1,488	$ 30	2.02%
Money market deposits	**3,357**	**66**	**1.97**	1,823	56	3.07	1,502	74	4.93
Savings deposits	**19,363**	**500**	**2.58**	15,800	640	4.05	9,334	505	5.41
Time deposits	**58,729**	**2,172**	**3.70**	22,954	1,316	5.73	4,105	275	6.70
Other borrowings	**678**	**13**	**1.92**	660	21	3.18	75	5	6.67
Total interest-bearing liabilities	**84,672**	**$ 2,763**	**3.26%**	43,969	$ 2,060	4.69%	16,504	$ 889	5.39%
Noninterest-bearing liabilities	**14,248**			10,508			4,530		
Stockholders' equity	**10,805**			7,391			7,803		
Total liabilities and stockholders' equity	**$ 109,725**			$ 61,868			$ 28,837		
Net interest/dividend income		**$ 3,936**			$ 2,213			$ 1,163	
Interest rate spread[3]			**3.37%**			3.24%			3.70%
Net interest margin[4]			**3.89%**			4.11%			5.15%
Ratio of average interest-earning assets to average interest-bearing liabilities	**1.19**			1.22			1.37		

[1]Average loan balances include nonaccrual loans.

[2]Includes federal funds sold.

[3]Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.

[4]Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in rate (change in rate multiplied by prior volume); (2) changes in volume (change in volume multiplied by prior rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Dollars are in thousands.

	Increase (Decrease) Due to			
	Rate	Volume	Rate/Volume	Total
YEAR ENDED DECEMBER 31, 2002 vs. 2001:				
Interest-earning assets:				
Loans	$ (692)	$ 3,483	$ (627)	$ 2,164
Securities	(2)	313	(2)	309
Other interest-earning assets	(49)	5	(3)	(47)
Total	(743)	3,801	(632)	2,426
Interest-bearing liabilities:				
Savings, money market, and NOW deposits	(256)	174	(63)	(145)
Time deposits	(466)	2,050	(728)	856
Other borrowings	(8)	—	—	(8)
Total	(730)	2,224	(791)	703
Net change in net interest income	$ (13)	$ 1,577	$ 159	$ 1,723
YEAR ENDED DECEMBER 31, 2001 vs. 2000:				
Interest-earning assets:				
Loans	$ (262)	$ 2,767	$ (413)	$ 2,092
Securities	(11)	199	(13)	175
Other interest-earning assets	(36)	13	(23)	(46)
Total	(309)	2,979	(449)	2,221
Interest-bearing liabilities:				
Savings, money market, and NOW deposits	(173)	397	(109)	115
Time deposits	(39)	1,261	(182)	1,040
Other borrowings	(3)	39	(20)	16
Total	(215)	1,697	(311)	1,171
Net change in net interest income	$ (94)	$ 1,282	$ (138)	$ 1,050

YEAR ENDED DECEMBER 31, 2002, COMPARED TO YEAR ENDED DECEMBER 31, 2001

GENERAL. Net earnings for the year ended December 31, 2002, totaled $584,000 or $0.44 per basic and diluted share, compared to a net loss of $198,000 or $0.19 per basic and diluted share in 2001.

INTEREST INCOME AND EXPENSE. Interest income totaled $6,699,000 for the year ended December 31, 2002, compared to $4,273,000 in 2001. Interest earned on loans was $6,016,000 in 2002 compared to $3,852,000 in 2001. This increase resulted primarily from an increase in the average loan portfolio balance from $46.8 million for the year ended December 31, 2001, to $89.0 million for the year ended December 31, 2002, and was partially offset by a decrease in the weighted average yield from 8.24% for 2001 to 6.76% for 2002.

Interest on securities was $649,000 for the year ended December 31, 2002, as compared to $340,000 for 2001. This increase resulted primarily from an increase in the average investment securities portfolio from $5.3 million for 2001 to $10.2 million for 2002. Interest on federal funds sold totaled $34,000 in 2002 compared to $81,000 in 2001.

Interest expense on deposit accounts amounted to $2,750,000 for the year ended December 31, 2002, compared to $2,039,000 in 2001. The increase resulted from an increase in the average balance of interest-bearing deposits from $43.3 million in 2001 to $84.0 million in 2002, offset by a decrease in the weighted average cost of interest-bearing deposits from 4.71% in 2001 to 3.27% in 2002. Interest on other borrowings amounted to $13,000 for the year ended December 31, 2002, with a weighted average cost of 1.92%.

PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon our volume and types of lending, industry standards, the amount of nonperforming loans, general economic conditions, (particularly as they relate to our market areas), and other factors related to the collectibility of our loan portfolio. The provision for the year ended December 31, 2002, was $443,000 compared to $343,000 in 2001. The increase for 2002 was due to growth in the loan portfolio. Management believes that the allowance for loan losses of $1,100,000 at December 31, 2002, is adequate.

NONINTEREST INCOME. Noninterest income increased to $580,000 for the year ended December 31, 2002, compared to $458,000 for the year ended December 31, 2001. This increase resulted primarily from an increase in fees and service charges on deposit accounts due to the significant increase in the number of accounts. The amount of noninterest income from nondeposit-related sources decreased by $21,000 primarily due to outsourcing our bankcard merchant program. The merchant program changes resulted in a decrease of $77,000, which was partially offset by $44,000 in income generated by mortgage origination activities implemented in 2002.

OTHER EXPENSE. Other expense totaled $3,134,000 for the year ended December 31, 2002, compared to $2,645,000 in 2001. The increase resulted primarily from an increase in salaries and employee benefit expense of $260,000, an increase in advertising and business development of $52,000, and an increase in occupancy expense of $38,000.

INCOME TAXES (BENEFIT). Income tax expense for the year ended December 31, 2002, was $355,000 (an effective rate of 38%) compared to a benefit of $119,000 in 2001 (an effective rate of 38%).

YEAR ENDED DECEMBER 31, 2001, COMPARED TO YEAR ENDED DECEMBER 31, 2000

GENERAL. Net loss for the year ended December 31, 2001, was $198,000 or $.19 per basic and diluted share, compared to a net loss of $730,000 or $.72 per basic and diluted share in 2000. During the years ended December 31, 2001 and 2000, the Bank had not achieved the average asset size necessary to operate profitably. The Bank commenced operations on May 28, 1999, and had achieved five consecutive months of profitability as of December 31, 2001.

INTEREST INCOME AND EXPENSE. Interest income totaled $4,273,000 for the year ended December 31, 2001, compared to $2,052,000 in 2000. Interest earned on loans was $3,852,000 in 2001 compared to $1,760,000 in 2000. This increase resulted primarily from an increase in the average loan portfolio balance from $18.2 million for the year ended December 31, 2000, to $46.8 million for the year ended December 31, 2001, and was partially offset by a decrease in the weighted average yield from 9.68% for 2000 to 8.24% for 2001.

Interest on securities was $340,000 for the year ended December 31, 2001, as compared to $165,000 for the year ended December 31, 2000. This increase resulted primarily from an increase in the average investment securities portfolio from $2.4 million for 2000 to $5.3 million for 2001. Interest on federal funds sold totaled $81,000 in 2001 compared to $127,000 in 2000. The average balance of these assets decreased from $2.0 million at December 31, 2000, to $1.8 million at December 31, 2001, and the weighted average yield decreased from 6.30% in 2000 to 4.49% in 2001.

Interest expense on deposit accounts amounted to $2,039,000 for the year ended December 31, 2001, compared to $884,000 in 2000. The increase resulted from an increase in the average balance of interest-bearing deposits from $16.4 million in 2000 to $43.3 million in 2001, and was partially offset by a decrease in the weighted average cost of interest-bearing deposits from 5.40% in 2000 to 4.70% in 2001. Interest on other borrowings amounted to $21,000 for the year ended December 31, 2001, with a weighted average cost of 3.18%.

PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon our volume and types of lending, industry standards, the amount of nonperforming loans, general economic conditions (particularly as they relate to our market areas), and other factors related to the collectibility of our loan portfolio. The provision for the year ended December 31, 2001, was $343,000 compared to $264,000 in 2000. The increase for 2001 was due to growth in the loan portfolio. Management believes that the allowance for loan losses of $657,000 at December 31, 2001, is adequate.

NONINTEREST INCOME. Noninterest income increased to $458,000 for the year ended December 31, 2001, compared to $261,000 for the year ended December 31, 2000. This increase resulted primarily from an increase in fees and service charges on deposit accounts due to the significant increase in the number of deposit accounts.

OTHER EXPENSE. Other expense totaled $2,645,000 for the year ended December 31, 2001, compared to $2,326,000 in 2000. The increase of $319,000 resulted primarily from an increase in salaries and employee benefit expense of $169,000 and an increase in data processing costs of $172,000.

INCOME TAXES. The income tax benefit for the year ended December 31, 2001, was $119,000 (an effective rate of 38%) compared to $436,000 in 2000 (an effective rate of 37%).

SELECTED QUARTERLY RESULTS (UNAUDITED)

The following tables present summarized quarterly data (dollars in thousands, except per share amounts).

YEAR ENDED DECEMBER 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 1,392	$ 1,611	$ 1,816	$ 1,880	$ 6,699
Interest expense	612	664	757	730	2,763
Net interest income	780	947	1,059	1,150	3,936
Provision for loan losses	107	138	97	101	443
Net interest income after provision for loan losses	673	809	962	1,049	3,493
Noninterest income	161	109	153	157	580
Noninterest expense	754	767	824	789	3,134
Earnings before income taxes	80	151	291	417	939
Income taxes	30	57	112	156	355
Net earnings	$ 50	$ 94	$ 179	$ 261	$ 584
Basic and diluted earnings per common share	$ 0.05	$ 0.07	$ 0.12	$ 0.20	$ 0.44

YEAR ENDED DECEMBER 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 928	$ 976	$ 1,108	$ 1,261	$ 4,273
Interest expense	471	462	549	578	2,060
Net interest income	457	514	559	683	2,213
Provision for loan losses	40	63	87	153	343
Net interest income after provision for loan losses	417	451	472	530	1,870
Noninterest income	86	113	115	144	458
Noninterest expense	684	649	638	674	2,645
Loss before income tax benefit	(181)	(85)	(51)	—	(317)
Income tax benefit	(68)	(32)	(19)	—	(119)
Net loss	$ (113)	$ (53)	$ (32)	$ —	$ (198)
Basic and diluted loss per common share	$ (0.11)	$ (0.05)	$ (0.03)	$ —	$ (0.19)

Independent Auditors' Report

Board of Directors
Jacksonville Bancorp, Inc.
Jacksonville, Florida:

We have audited the accompanying consolidated balance sheets of Jacksonville Bancorp, Inc. and Subsidiary (the "Company") at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 6, 2003

JACKSONVILLE BANCORP, INC., AND SUBSIDIARY
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

AT DECEMBER 31,	2002	2001
ASSETS		
Cash and due from banks	$ 3,924	$ 5,174
Federal funds sold	357	114
Total cash and cash equivalents	4,281	5,288
Securities available for sale	12,481	7,482
Securities held to maturity	50	50
Loans, net of allowance for loan losses of $1,100 in 2002 and $657 in 2001	108,933	68,134
Accrued interest receivable	660	459
Premises and equipment, net	3,122	3,304
Federal Home Loan Bank stock, at cost	132	63
Deferred income taxes	988	1,437
Other assets	184	261
Total assets	$ 130,831	$ 86,478
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Noninterest-bearing demand deposits	$ 16,781	$ 14,190
Money market, NOW and savings deposits	20,931	23,910
Time deposits	72,416	37,519
Total deposits	110,128	75,619
Federal funds purchased	3,000	1,250
Other borrowings	4,747	2,110
Other liabilities	389	202
Total liabilities	$ 118,264	$ 79,181
Commitments and contingencies (Notes 4, 7 and 11)		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000,000 shares authorized, none issued or outstanding	$ —	$ —
Common stock, $.01 par value; 8,000,000 shares authorized, 1,467,066 and 1,017,066 shares issued and outstanding	15	10
Additional paid-in capital	14,229	9,705
Accumulated deficit	(1,793)	(2,377)
Accumulated other comprehensive income (loss)	116	(41)
Total stockholders' equity	$ 12,567	$ 7,297
Total liabilities and stockholders' equity	$ 130,831	$ 86,478

See Accompanying Notes to Consolidated Financial Statements.

JACKSONVILLE BANCORP, INC., AND SUBSIDIARY
Consolidated Statements of Operations
(Dollars in thousands, except per share amounts)

YEAR ENDED DECEMBER 31,		2002		2001
Interest income:				
Loans	$	6,016	$	3,852
Securities		649		340
Other interest-earning assets		34		81
Total interest income		6,699		4,273
Interest expense:				
Deposits		2,750		2,039
Other borrowings		13		21
Total interest expense		2,763		2,060
Net interest income		3,936		2,213
Provision for loan losses		443		343
Net interest income after provision for loan losses		3,493		1,870
Noninterest income:				
Fees and service charges on deposit accounts		445		302
Other		135		156
Total noninterest income		580		458
Noninterest expenses:				
Salaries and employee benefits		1,571		1,311
Occupancy expense		558		520
Data processing		394		369
Professional fees		152		107
Telephone expenses		70		54
Advertising		77		25
Courier, freight and postage		71		54
Other		241		205
Total noninterest expenses		3,134		2,645
Earnings (loss) before income taxes (benefit)		939		(317)
Income taxes (benefit)		355		(119)
Net earnings (loss)	$	584	$	(198)
Earnings (loss) per share, basic and diluted	$	0.44	$	(0.19)
Weighted average number of common shares outstanding for basic		1,335,831		1,017,066
Weighted average number of common shares outstanding for diluted		1,341,844		1,017,066

See Accompanying Notes to Consolidated Financial Statements.

JACKSONVILLE BANCORP, INC., AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
YEARS ENDED DECEMBER 31, 2002 AND 2001

(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2000	$ 10	$ 9,705	$ (2,179)	$ 3	$ 7,539
Comprehensive income:					
Net loss	—	—	(198)	—	(198)
Change in unrealized gain (loss) on securities available for sale, net of tax benefit of $26	—	—	—	(44)	(44)
Comprehensive income (loss)					(242)
Balance at December 31, 2001	$ 10	$ 9,705	$ (2,377)	$ (41)	$ 7,297
Comprehensive income:					
Net earnings	—	—	584	—	584
Change in unrealized gain (loss) on securities available for sale, net of taxes of $94	—	—	—	157	157
Comprehensive income					741
Proceeds from the sale of common stock, net of offering costs of $196	5	4,524	—	—	4,529
Balance at December 31, 2002	**$ 15**	**$ 14,229**	**$ (1,793)**	**$ 116**	**$ 12,567**

See Accompanying Notes to Consolidated Financial Statements.

JACKSONVILLE BANCORP, INC., AND SUBSIDIARY
Consolidated Statements of Cash Flows
(Dollars in thousands)

YEAR ENDED DECEMBER 31,	2002	2001
Cash flows from operating activities:		
Net earnings (loss)	$ 584	$ (198)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Depreciation and amortization	277	275
Provision for loan losses	443	343
Deferred income taxes (benefit)	355	(119)
Net amortization of deferred loan costs	9	14
Net amortization of securities	(55)	(23)
Increase in accrued interest receivable and other assets	(124)	(280)
Increase in other liabilities	187	46
Loss on disposal of premises and equipment	—	4
Net cash provided by operating activities	1,676	62
Cash flows from investing activities:		
Purchase of securities held to maturity	—	(500)
Proceeds from call of securities held to maturity	—	500
Purchases of securities available for sale	(10,252)	(8,178)
Proceeds from calls and paydowns of securities available for sale	5,559	3,744
Net increase in loans	(41,251)	(34,308)
Purchases of premises and equipment, net	(95)	(29)
Purchase of Federal Home Loan Bank stock	(69)	(26)
Net cash used in investing activities	(46,108)	(38,797)
Cash flows from financing activities:		
Net increase in deposits	34,509	38,278
Net increase in federal funds purchased	1,750	1,250
Net increase in other borrowings	2,637	2,110
Proceeds from sale of common stock, net of offering costs	4,529	—
Net cash provided by financing activities	43,425	41,638
Net (decrease) increase in cash and cash equivalents	(1,007)	2,903
Cash and cash equivalents at beginning of year	5,288	2,385
Cash and cash equivalents at end of year	$ 4,281	$ 5,288
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,715	$ 2,025
Income taxes	$ —	$ —
Noncash transaction:		
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net of tax	$ 157	$ (44)

See Accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

ORGANIZATION. Jacksonville Bancorp, Inc. (the "Holding Company") was incorporated on October 24, 1997, in the State of Florida. The Holding Company is a one-bank holding company and owns 100% of the outstanding shares of The Jacksonville Bank (the "Bank"). The Holding Company's only business is the ownership and operation of the Bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of community banking services to businesses and individuals through its three offices in Jacksonville, Duval County, Florida. The primary business activities of the Bank's wholly owned subsidiary, Fountain Financial, Inc. (the "Insurance Agency"), consist of referral of customers of the Bank to third parties for sale of insurance products.

BASIS OF PRESENTATION. The accompanying consolidated financial statements of the Company include the accounts of the Holding Company, the Bank and the Insurance Agency (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

USE OF ESTIMATES. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, and balances due from banks and federal funds sold, both of which mature within ninety days. The Bank is required by law or regulation to maintain cash reserves in the form of vault cash or in noninterest-earning accounts with the Federal Reserve Bank or other qualified banks. These reserve requirements at December 31, 2002 and 2001 were approximately $304,000 and $232,000, respectively.

SECURITIES. The Company may classify its securities as either trading, held to maturity, or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are excluded from operations and reported in other comprehensive income (loss). Gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific identification method. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

LOANS. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. A loan loss is charged against the allowance when management believes the uncollectibility of loan balances is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

(1) Summary of Significant Accounting Policies, Continued

ALLOWANCE FOR LOAN LOSSES, CONTINUED.
This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for significant commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential loans for impairment disclosures.

INCOME TAXES. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statements, and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

The Holding Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and subsidiaries as though separate income tax returns were filed.

PREMISES AND EQUIPMENT. Land is carried at cost. Building and leasehold improvements, furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each type of asset. The Company will capitalize interest during the construction period of major capital developments such as the construction of office facilities.

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure* (collectively "SFAS No. 123"), encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("Opinion No. 25"), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net earnings (loss) and earnings (loss) per share and other disclosures, as if the fair value based method of accounting had been applied.

TRANSFERS OF FINANCIAL ASSETS. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

OFF-BALANCE SHEET INSTRUMENTS. In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, unused lines of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(1) Summary of Significant Accounting Policies, Continued

FAIR VALUES OF FINANCIAL INSTRUMENTS. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Securities. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock. Federal Home Loan Bank stock is stated at redemption value which approximates fair value.

Loans. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage (e.g., one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Funds Purchased. The carrying amount of federal funds purchased approximates fair value.

Other Borrowings. The carrying amount of other borrowings, which consist of securities sold under agreements to repurchase, approximates fair value.

Off-Balance Sheet Instruments. Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

ADVERTISING. The Company expenses all media advertising as incurred.

EARNINGS (LOSS) PER SHARE. Basic earnings (loss) per share has been computed on the basis of the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share were computed based on the weighted average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. Such options were antidilutive for the year ended December 31, 2001. Earnings (loss) per common share have been computed based on the following.

YEAR ENDED DECEMBER 31,	2002	2001
Weighted average number of common shares outstanding used to calculate basic earnings per common share	1,335,831	1,017,066
Effect of dilutive stock options	6,013	—
Weighted average number of common shares outstanding used to calculate diluted earnings per common share	1,341,844	1,017,066

(1) Summary of Significant Accounting Policies, Continued

COMPREHENSIVE INCOME (LOSS). Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net earnings (loss), are components of comprehensive income (loss).

RECLASSIFICATIONS. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

RECENT PRONOUNCEMENTS. In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others* ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

(2) Securities

Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values are as follows (in thousands).

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
DECEMBER 31, 2002:				
Available for Sale:				
U.S. Government agencies	$ 10,049	$ 157	$ (14)	$ 10,192
Mortgage-backed securities	2,246	43	—	2,289
	$ 12,295	$ 200	$ (14)	$ 12,481
Held to Maturity:				
State of Israel bond	$ 50	$ —	$ —	$ 50
DECEMBER 31, 2001:				
Available for Sale:				
U.S. Government agencies	$ 6,177	$ 7	$ (75)	$ 6,109
Mortgage-backed securities	1,370	15	(12)	1,373
	$ 7,547	$ 22	$ (87)	$ 7,482
Held to Maturity:				
State of Israel bond	$ 50	$ 7	$ —	$ 57

The scheduled maturities of securities at December 31, 2002, are as follows (in thousands):

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one through five years	$ 250	$ 253	$ —	$ —
Due after five through ten years	2,247	2,339	50	50
Due after ten years	7,552	7,600	—	—
Mortgage-backed securities	2,246	2,289	—	—
Total	$ 12,295	$ 12,481	$ 50	$ 50

At December 31, 2002 and 2001, the Company had pledged securities with a carrying value of approximately $4.4 million and $2.0 million respectively for borrowings under a repurchase agreement. There were no sales of securities in 2002 or 2001.

(3) Loans

The components of loans are as follows (in thousands):

AT DECEMBER 31,	2002	2001
Commercial real estate	$ 63,520	$ 26,159
Commercial	16,648	25,105
Residential real estate	25,825	13,595
Consumer and other	4,057	3,917
Total loans	110,050	68,776
Allowance for loan losses	(1,100)	(657)
Net deferred (fees) costs	(17)	15
Loans, net	$ 108,933	$ 68,134

An analysis of the change in the allowance for loan losses follows (in thousands):

YEAR ENDED DECEMBER 31,	2002	2001
Beginning balance	$ 657	$ 344
Provision for loan losses	443	343
Loans charged off	—	(30)
Ending balance	$ 1,100	$ 657

The average net investment on impaired loans and interest income recognized and received on collateral dependent impaired loans is as follows (in thousands):

AT DECEMBER 31,	2002	2001
Loans identified as impaired:		
Gross loans with no related allowance for losses	$ —	$ —
Gross loans with related allowance for losses recorded	388	—
Less: Allowance on these loans	(58)	—
Net investment in impaired loans	$ 330	$ —

YEAR ENDED DECEMBER 31,	2002	2001
Average investment in impaired loans	$ 46	$ —
Interest income recognized on impaired loans	$ —	$ —
Interest income received on impaired loans	$ —	$ —

Nonaccrual and past due loans were as follows (in thousands):

AT DECEMBER 31,	2002	2001
Nonaccrual loans	$ 851	$ 101
Past due ninety days or more, but still accruing	—	—
Total	$ 851	$ 101

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

AT DECEMBER 31,	2002	2001
Land	$ 1,075	$ 1,075
Buildings	1,358	1,357
Leasehold improvements	145	141
Furniture, fixtures and equipment	1,384	1,294
Total, at cost	3,962	3,867
Less accumulated depreciation and amortization	(840)	(563)
Premises and equipment, net	$ 3,122	$ 3,304

The Company leases certain office facilities under an operating lease. The noncancellable lease contains annual escalation clauses and three five-year renewal options. Rental expense under operating leases was approximately $121,000 and $130,000 during the years ended December 31, 2002 and 2001, respectively. Future minimum rental commitments under this lease at December 31, 2002, are as follows (in thousands):

YEAR ENDING DECEMBER 31,	Amount
2003	$ 165
2004	141
	$ 306

(5) Deposits

The total time deposits with a minimum denomination of $100,000 at December 31, 2002 and 2001, were $22.8 million and $14.4 million, respectively. A schedule of maturities of time deposits follows (in thousands):

YEAR ENDING DECEMBER 31,	Amount
2003	$ 44,290
2004	16,102
2005	6,394
2006	823
2007 and thereafter	4,807
	$ 72,416

(6) Other Borrowings

The Company enters into daily repurchase agreements with a financial institution. These agreements require the Company to pledge securities as collateral for borrowings under the agreement. Information concerning these agreements is summarized as follows (in thousands):

AT OR FOR YEAR ENDED DECEMBER 31,	2002	2001
Balance at end of year	$ 4,747	$ 2,110
Average balance during year	$ 360	$ 319
Average interest rate during year	1.75%	2.72%
Maximum month-end balance during year	$ 4,747	$ 2,110
Securities pledged as collateral for this agreement	$ 4,368	$ 2,017

(7) Financial Instruments

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	2002		2001	
AT DECEMBER 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 4,281	$ 4,281	$ 5,288	$ 5,288
Securities available for sale	12,481	12,481	7,482	7,482
Securities held to maturity	50	50	50	57
Loans	108,933	110,114	68,134	68,946
Accrued interest receivable	660	660	459	459
Financial liabilities:				
Deposits	$ 110,128	$ 112,735	$ 75,619	$ 76,571
Federal funds purchased	3,000	3,000	1,250	1,250
Other borrowings	4,747	4,747	2,110	2,110

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit, and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to extend credit, unused lines of credit and standby letters of credit typically result in loans with market interest rates when funded. A summary of the amounts of the Company's financial instruments with off-balance sheet risk at December 31, 2002, follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Commitments to extend credit	$ 3,938	—	—
Unused lines of credit	$ 16,110	—	—
Standby letters of credit	$ 955	—	—

(8) Credit Risk

The Company grants the majority of its loans to borrowers throughout Duval County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Duval County, Florida.

(9) Income Taxes

Income taxes (benefit) consisted of the following (in thousands):

YEAR ENDED DECEMBER 31,	2002	2001
Deferred:		
Federal	$ 303	$ (102)
State	52	(17)
Total deferred income taxes (benefit)	$ 355	$ (119)

Income taxes (benefit) is different from that computed by applying the federal statutory rate of 34%, as indicated in the following analysis (dollars in thousands):

	2002		2001	
YEAR ENDED DECEMBER 31,	Amount	% of Pretax Earnings	Amount	% of Pretax Loss
Income taxes (benefit) at statutory federal income tax rate	$ 319	34.0%	$ (108)	(34.0)%
Increase in income taxes (benefit) resulting from:				
State taxes (benefit), net of federal tax benefit	34	3.6	(11)	(3.5)
Other	2	0.2	—	—
	$ 355	37.8%	$ (119)	(37.5)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

AT DECEMBER 31,	2002	2001
Deferred tax assets:		
Unrealized loss on securities available for sale	$ —	$ 24
Allowance for loan losses	253	86
Organizational and preopening costs	99	172
Net operating loss carryforwards	942	1,420
Gross deferred tax asset	1,294	1,702
Deferred tax liabilities:		
Unrealized gain on securities available for sale	70	—
Depreciation	181	149
Deferred loan costs	52	111
Other	3	5
Gross deferred tax liabilities	306	265
Net deferred tax asset	$ 988	$ 1,437

At December 31, 2002, the Company had net operating loss carryforwards for federal and state income tax purposes as follows (in thousands):

YEAR EXPIRING	Amount
2019	$ 362
2020	1,649
2021	492
	$ 2,503

(10) Related Party Transactions

The Company has entered into transactions with its executive officers, directors and their affiliates in the ordinary course of business. Loans to such related parties amounted to approximately $4.4 million and $3.8 million and deposits from such related parties were approximately $2.8 million and $1.9 million at December 31, 2002 and 2001, respectively.

(11) Contingencies

Various legal claims and other contingent liabilities may arise from time to time in the normal course of business which, in the opinion of management of the Bank, will not have a material effect on the Company's consolidated financial statements.

(12) Stock Option Plan

The Company established a Stock Option plan (the "Plan") for its directors, officers and employees. The total number of options which can be granted under this plan is 220,099. Both qualified and nonqualified options can be granted, and all options have ten-year terms and vest over periods up to five years. As of December 31, 2002, 80,242 shares remain available to be granted under the Plan. A summary of stock option transactions follows (dollars in thousands, except per share amounts):

	Number of Shares	Average Per Share Prices	Range of Prices	Aggregate Option Price
Outstanding at December 31, 2000	140,500	$ 10.00	$ 10.00	$ 1,405
Options forfeited	(65,000)	10.00	10.00	(650)
Options granted	60,357	10.00	10.00	604
Outstanding at December 31, 2001	135,857	10.00	10.00	1,359
Options granted	4,000	10.00	10.00	40
Outstanding at December 31, 2002	**139,857**	**$ 10.00**	**$ 10.00**	**$ 1,399**

These options are exercisable as follows:

Year Ending December 31,	Number of Shares	Weighted Average Price
Currently exercisable	116,857	$ 10.00
2003	9,900	10.00
2004	9,900	10.00
2005	1,600	10.00
2006	800	10.00
2007	800	10.00
	139,857	$ 10.00

The weighted average remaining contractual life of the options at December 31, 2002 and 2001 was 6.9 years and 7.9 years, respectively.

The Company accounts for their stock option plan under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under the plan have exercise prices which were equal to or exceeded the market value of the underlying common stock on the grant date. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee compensation.

YEAR ENDED DECEMBER 31,	2002	2001
Net earnings (loss), as reported	$ 584	$ (198)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	42	89
Proforma net earnings (loss)	$ 542	$ (287)
Basic earnings (loss) per share:		
As reported	$ .44	$ (.19)
Proforma	$ .41	$ (.28)
Diluted earnings (loss) per share:		
As reported	$ .44	$ (.19)
Proforma	$ .40	$ (.28)

(12) Stock Option Plan, Continued

In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 5.26% and 4.5% during the years ended December 31, 2002 and 2001, respectively, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period, and stock volatility would be zero due to the minimal trading of the stock prior to 2002. Stock volatility for 2002 was .13%. For purposes of the proforma disclosures the estimated fair value is treated as expense during the vesting period. The following information summarizes the fair value of options granted under the plan (in thousands).

YEAR ENDED DECEMBER 31,	2002	2001
Weighted average per share grant-date fair value of options issued during the year	$ 4.17	$ 3.50

(13) Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain length-of-service requirements. Expense relating to the Company's contributions to the profit sharing plan was $78,000 and $61,000 for the years ended December 31, 2002 and 2001, respectively.

(14) Regulatory Matters

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company. The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality and capital adequacy. These factors could further limit the amount of dividends which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Bank Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2002:						
Total capital to risk weighted assets	$ 12,563	11.11%	$ 9,045	8.00%	$ 11,306	10.00%
Tier 1 capital to risk weighted assets	11,463	10.14	4,522	4.00	6,784	6.00
Tier 1 capital to total average assets	11,463	9.22	4,971	4.00	6,214	5.00
As of December 31, 2001:						
Total capital to risk weighted assets	$ 7,102	9.80%	$ 5,798	8.00%	$ 7,247	10.00%
Tier 1 capital to risk weighted assets	6,445	8.89	2,900	4.00	4,350	6.00
Tier 1 capital to total average assets	6,445	8.39	3,073	4.00	3,841	5.00

(15) Parent Company Only Financial Information

The Holding Company's unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

AT DECEMBER 31,	2002	2001
Assets		
Cash	$ 433	$ 84
Investment in subsidiary	11,579	6,706
Premises and equipment, net	4	7
Other assets	563	563
Total assets	$ 12,579	$ 7,360
Liabilities and Stockholders' Equity		
Other liabilities	$ 12	$ 63
Stockholders' equity	12,567	7,297
Total liabilities and stockholders' equity	$ 12,579	$ 7,360

Condensed Statements of Operations

YEAR ENDED DECEMBER 31,	2002	2001
Revenues	$ 2	$ —
Expenses	(134)	(145)
Loss before earnings (loss) of subsidiary	(132)	(145)
Earnings (loss) of subsidiary	716	(53)
Net earnings (loss)	$ 584	$ (198)

Condensed Statements of Cash Flows

YEAR ENDED DECEMBER 31,	2002	2001
Cash flows from operating activities:		
Net earnings (loss)	$ 584	$ (198)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:		
Amortization	3	3
Equity in undistributed earnings (loss) of subsidiary	(716)	53
Net increase in other assets	—	(152)
(Decrease) increase in other liabilities	(51)	39
Net cash used in operating activities	(180)	(255)
Cash flows from investing activities:		
Net investment in subsidiary	(4,000)	(900)
Proceeds from sale of common stock, net of offering costs	4,529	—
Net cash provided by (used in) investing activities	529	(900)
Net increase (decrease) in cash and cash equivalents	349	(1,155)
Cash and cash equivalents at beginning of year	84	1,239
Cash and cash equivalents at end of year	$ 433	$ 84
Noncash transaction:		
Accumulated other comprehensive income (loss), change in unrealized gain (loss) on securities available for sale, net of tax	$ 157	$ (44)

Directors of Jacksonville Bancorp, Inc., & The Jacksonville Bank:

Donald E. Roller	Chairman of the Board of Directors, Jacksonville Bancorp, Inc. Chairman, Audit Committee
Price W. Schwenck	Chairman of the Board of Directors, The Jacksonville Bank
Gilbert J. Pomar, III	President & CEO, Jacksonville Bancorp, Inc. President & CEO, The Jacksonville Bank
D. Michael Carter, CPA	Chairman, Corporate Governance Committee Carter, Merolle & Company, PA
Melvin Gottlieb	Chairman, Asset/Liability Management Committee
James M. Healey	Vice President and Partner, Mint Magazine, Inc., Chattanooga Mint, Inc., & Columbia Mint, Inc.
John C. Kowkabany	Former Mayor of Neptune Beach, Florida
Rudolph A. Kraft	Chairman, Loan Committee Kraft Motorcar Company, Inc.
R. C. Mills	Chairman, Compensation Committee Chief Operating Officer, Heritage Holdings, Inc.
John W. Rose	Chairman, Executive Committee McAllen Capital Partners, Inc.
John R. Schultz	Schultz/Angelo Group, Inc.
Charles F. Spencer	Executive Vice President, International Longshoremen's Association
Bennett A. Tavar	Logical Business Systems, Inc.
Gary L. Winfield, MD	Sandcastle Family Practice

Officers of Jacksonville Bancorp, Inc., & The Jacksonville Bank:

Gilbert J. Pomar, III	President & Chief Executive Officer
Cheryl L. Whalen	Executive Vice President / Chief Financial Officer
Scott M. Hall	Executive Vice President / Senior Loan Officer
Donna M. Donovan	Senior Vice President / Operations Manager
John C. Hulsey	Senior Vice President / Personal Banking Manager
Charles F. Drayton	Vice President / Commercial Banker
Karen A. Wright	Vice President / Branch Support
Kimberly M. Delong	Vice President / Branch Manager, Mandarin
Lou Vaccaro	Vice President / Branch Manager, Queens Harbour

Investor Information:

Copies of the Annual Report, 10-KSB, press releases and other communications sent to shareholders are available at no charge by contacting: Cheryl L. Whalen, EVP/Chief Financial Officer, P.O. Box 40466, Jacksonville, Florida 32203, 904-421-3040

FDIC Disclaimer - This Annual Report has not been reviewed, or confirmed for accuracy or relevance by the FDIC.


Jacksonville
Bancorp
Inc.

76 Laura Street, Suite 104
Jacksonville, Florida 32202